February 19, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchid Cellmark Inc.
January 13, 2009 Supplemental Correspondence in connection Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule DEFR 14A for June 5, 2008
File No. 0-30267

Ladies and Gentlemen:

On behalf of Orchid Cellmark Inc. (the “Company”), we hereby acknowledge receipt of your letter dated February 4, 2009 (the “Comment Letter”), which includes a comment by the Staff (the “Staff”) of the Securities and Exchange Commission concerning the Company’s Schedule DEFR 14A for its annual meeting that occurred on June 5, 2008. The Company has begun the process necessary to furnish the Staff with a response to its comment, but requires additional time to coordinate the needed input and analysis of various sources, including the Company’s compensation committee, senior management, legal counsel and certain other employees, to finalize its response.

The Comment Letter requests that the Company respond to the comment by Thursday, February 19, 2009 or tell the Staff the date by when the Company will provide its response. Based on a telephone conversation that we had with Susann Reilly on February 18, 2009, we hereby respectfully request on behalf of the Company an extension for the Company’s response until Thursday, March 19, 2009. Of course, if you have any questions regarding this letter, kindly contact the undersigned at 617-348-1715. We appreciate the Staff’s consideration of this request.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission
Susann Reilly, Esq.

Securities and Exchange Commission

February 19, 2009

Orchid Cellmark Inc.

Thomas A. Bologna, Chief Executive Officer

James F. Smith, President and Chief Financial Officer

William J. Thomas, Vice President and General Counsel

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

John J. Cheney, Esq.